Exhibit 99.4

Bezeq The Israel Telecommunication
Corporation Ltd.

Condensed Separate Interim
Financial Information as at
June 30, 2016

(Unaudited)

The information contained in these separate interim financial information constitutes a translation of the separate interim financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2016 and for the six and three-month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 141 million as of June 30, 2016, and the loss from this investee company amounted to NIS 9 million for six-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 3, 2016

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Condensed Separate Interim information of Financial Position

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	845	65		110
Investments, including derivatives	859	757		648
Trade receivables	711	796		668
Other receivables	102	122		119
Loans granted to investees	100	309		288
Total current assets	2,617	2,049		1,833

Trade and other receivables	192	156		180
Property, plant and equipment	4,810	4,715		4,753
Intangible assets	242	276		255
Investment in investees	6,647	7,213	*	7,217
Loans granted to investees	450	85		374
Investments	104	87		101
Total non-current assets	12,445	12,532		12,880
Total assets	15,062	14,581		14,713

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Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Condensed Separate Interim information of Financial Position (contd.)

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities
Debentures, loans and borrowings	1,527	1,615		1,660
Loan from an investee	-	434		434
Trade and other payables	544	612		636
Current tax liabilities	627	677		619
Provisions (Note 5)	54	57		60
Employee benefits	314	220		330
Liability to Eurocom DBS Ltd, an affiliate	208	217	*	233
Total current liabilities	3,274	3,832		3,972

Debentures and loans	8,654	7,772		7,879
Loan from an investee	325	-		-
Employee benefits	201	195		203
Deferred tax liabilities	64	54		33
Derivatives and other liabilities	245	148		215
Total non-current liabilities	9,489	8,169		8,330

Total liabilities	12,763	12,001		12,302

Equity
Share capital	3,878	3,860		3,874
Share premium	384	288		368
Reserves	287	414		308
Deficit	(2,250)	(1,982)		(2,139)
Total equity attributable to equity holders of the Company	2,299	2,580		2,411
Total liabilities and equity	15,062	14,581		14,713

Shaul Elovitch	Stella Handler	Dudu Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 03, 2016

*	Reclassified due to a business combination measured in the preceding year by provisional amounts, see Note 1.3.1

The attached notes are an integral part of this condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,212	2,218	1,100	1,105	4,407

Cost of operations
Salaries	447	453	217	226	912
Amortization and depreciation	368	356	185	180	725
Operating and general expenses (Note 3)	342	356	170	176	721
Other operating expenses (income), net (Note 4)	(21)	(156)	(12)	(139)	(99)
Cost of Activities	1,136	1,009	560	443	2,259

Operating profit	1,076	1,209	540	662	2,148
Financing expenses (income)
Financing expenses	224	220	115	122	362
Financing income	(18)	(45)	(10)	(22)	(30)
Financing expenses - net	206	175	105	100	332

Profit after financing expenses, net	870	1,034	435	562	1,816
Share in earnings of investees, net	11	217	51	100	397
Income before taxes on income	881	1,251	486	662	2,213
Taxes on income	216	306	109	180	492
Profit for the period attributable to the owners of the Company	665	945	377	482	1,721

Condensed Separate Interim Information of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	665	945	377	482	1,721
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	(5)	33	5	16	7

Total comprehensive income for the period attributable to equity holders of the Company	660	978	382	498	1,728

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Condensed Separate Interim Information of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	665	945	377	482	1,721
Adjustments:
Amortization and depreciation	368	356	185	180	725
Share in earnings of investees, net	(11)	(217)	(51)	(100)	(397)
Financing expenses - net	204	178	101	96	323
Profit from gaining control in an investee	-	(12)	-	-	-
Capital gain, net	(40)	(157)	(29)	(146)	(233)
Income tax expenses	216	306	109	180	492
Sundries	(6)	(3)	(4)	(2)	(19)

Change in trade and other receivables	(32)	(76)	23	(2)	53
Change in trade and other payables	(79)	(111)	(81)	(131)	(75)
Change in provisions	(6)	10	3	7	12
Change in employee benefits	(18)	(11)	(10)	(3)	104

Net cash (used in) from operating activities due to transactions with subsidiaries	(30)	(23)	(23)	(5)	2

Net income tax paid	(175)	(181)	(83)	(100)	(350)
Net cash from operating activities	1,056	1,004	517	456	2,358
Cash flows from investing activities
Investment in intangible assets	(39)	(37)	(23)	(17)	(71)
Proceeds from the sale of property, plant and equipment	95	92	54	80	146
Acquisition of financial assets held for trading and others	(855)	(729)	(855)	(289)	(1,535)
Proceeds from the sale of financial assets held for trading and others	644	2,180	506	2,060	3,065
Purchase of property, plant and equipment	(383)	(385)	(204)	(174)	(778)
Sundries	(1)	2	15	5	(7)
Net cash from investment activities due to transactions with subsidiaries	85	197	149	241	109
Net cash from (used for) investing activities	(454)	1,320	(358)	1,906	929
Cash flow from finance activities
Issue of debentures and receipt of loans	1,661	-	1,661	-	782
Repayment of debentures and loans	(798)	(752)	(749)	(752)	(1,349)
Dividend paid	(776)	(844)	(776)	(844)	(1,777)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(58)	(680)	-	(680)	(680)
Interest paid	(186)	(200)	(169)	(182)	(384)
Sundries	(21)	(11)	(24)	(14)	3
Net cash from (used for) financing activities due to transactions with subsidiaries	311	(20)	311	(20)	(20)
Net cash from (used for) financing operations	133	(2,507)	254	(2,492)	(3,425)
Net increase (decrease) in cash and cash equivalents	735	(183)	413	(130)	(138)
Cash and cash equivalents at beginning of period	110	248	432	195	248
Cash and cash equivalents at the end of the period	845	65	845	65	110

The attached notes are an integral part of this condensed separate interim financial information.

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Notes to Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information
1.1.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary": as these terms are defined in the Company's consolidated financial statements for 2015.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2015 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2016 ("the Consolidated Financial Statements").

The accounting policies used in preparing these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2015.

1.3.	Reclassified due to a business combination measured in the preceding year

As a result of completion of the transaction to acquire the entire holdings of Eurocom DBS in DBS shares and shareholders loans on June 24, 2015, as set out in Note 11.2 to the Consolidated Statements, various amounts were reclassified as described below.

1.3.1	A business combination measured in the preceding year by provisional amounts.

In the separate financial information as at June 30, 2015, provisional amounts were included for recording of excess cost arising from the acquisition. On completion of the acquisition and the drafting of an agreement in principle with the tax authorities regarding the deductible carryforward losses of DBS, as described in Note 11.2.4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	Balance as at June 30, 2015 (unaudited)
	As previously reported	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million

Investment in investees	7,097	116	7,213

Liability to Eurocom DBS	(101)	(116)	(217)

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Notes to Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

2.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	758	799	374	396	1,586
Internet - infrastructure	792	770	398	387	1,542
Transmission and data communication	543	530	270	264	1,058
Other services	119	119	58	58	221
	2,212	2,218	1,100	1,105	4,407

3.	Operating and general expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	95	98	46	47	202
Marketing and general	87	95	44	48	188
Interconnectivity and payments to communications operators	67	75	33	37	145
Services and maintenance by sub-contractors	34	30	17	14	60
Vehicle maintenance	35	36	18	19	78
Terminal equipment and materials	24	22	12	11	48
	342	356	170	176	721

4.	Other operating expenses, net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Capital gain from the sale of property, plant and equipment (mainly real estate)	(40)	(157)	(29)	(146)	(233)
Provision for voluntary redundancy severance payments	15	1	14	1	117
Others	4	-	3	6	17
Other operating expenses, net	(21)	(156)	(12)	(139)	(99)

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Notes to Condensed Separate Interim Financial Information as at June 30, 2016 (unaudited)

5.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 54 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of June 30, 2016 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 2.7 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 925 million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to reporting date, claims for which exposure amounted to NIS 20 million were concluded.

For further information concerning contingent liabilities see Note 7 to the Consolidated Statements.

6.	Dividends from investees

6.1	In May 2016, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in March 2016, in the amount of NIS 66 million.

6.2	In May 2016, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in February 2016, in the amount of NIS 83 million.

6.3	In May 2016, Walla Communications Ltd. paid a cash dividend to the Company, which was announced in February 2016, in the amount of NIS 434 million. The dividend was received through offsetting a loan that the Company received from Walla and that was due to be repaid on the same date.

6.4	In July 2016 the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 26 million in October 2016.

6.5	In July 2016 the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 59 million in October 2016.

7.	Events in the reporting period

7.1	On February 10, 2016 the Company provided Bezeq International a loan in the amount of NIS 125 million to be repaid in three equal annual installments from February 2017. The loan bears annual interest of 2.56%.

7.2	On May 23, 2016 the Company received a loan from Pelephone in the amount of NIS 325 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments from December 1, 2022.

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